Exhibit 12.1

CHS Inc.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine Months Ended May 31,	Years Ended August 31,
(Dollars in thousands)	2014	2013	2012	2011	2010	2009

EARNINGS:

Income from continuing operations before income taxes	$999,590	$1,085,994	$1,416,571	$1,147,656	$583,835	$503,678

ADD:
Fixed charges, as shown below	84,849	136,206	131,641	116,885	95,462	110,748
Amortization of capitalized interest	2,731	3,547	3,305	3,604	3,654	3,640
Distributions from equity investments	62,019	62,761	75,468	137,766	89,689	80,403
Investments redeemed - equity investees, cooperatives and other	130,445	13,021	10,409	8,980	14,188	39,787

SUBTRACT:
Equity in income of investees	(89,249)	(97,350)	(102,389)	(131,414)	(108,787)	(105,754)
Noncash patronage dividends received	(5,058)	(16,644)	(10,461)	(9,697)	(9,918)	(9,717)
Interest capitalized	(6,503)	(10,579)	(8,881)	(5,487)	(6,212)	(5,201)
EARNINGS AS ADJUSTED	$1,178,824	$1,176,956	$1,515,663	$1,268,293	$661,911	$617,584

FIXED CHARGES:
Interest *	$57,823	$99,271	$94,089	$83,045	$69,902	$85,668
Amortization of debt costs	5,047	9,770	12,692	11,762	4,132	4,668
Appropriate portion (1/3) of rent expense **	21,978	27,165	24,859	22,078	21,429	20,413
TOTAL FIXED CHARGES	84,849	136,206	131,641	116,885	95,462	110,748

PREFERRED DIVIDEND FACTOR:	32,563	26,766	26,028	26,534	25,823	24,059

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$117,412	$162,972	$157,669	$143,419	$121,285	$134,807

RATIO	10.0	7.2	9.6	8.8	5.5	4.6

*                                   Interest costs of $56.3 million, $149.1 million and $113.2 million for the nine months ended May 31, 2014 and the years ended August 31, 2013 and 2012, respectively, associated with our commitment to purchase the NCRA noncontrolling interests, were excluded from interest expense for purposes of computing the ratio of earnings to fixed charges and preferred dividends.

**                            1/3 of rent expense is a reasonable approximation of the interest factor.